UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13 a -16 OR 15 d -16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Explanatory note

On March 14, 2024, Deutsche Bank AG (“Deutsche Bank”) published its Annual Report 2023 and Pillar 3 Report 2023, which are attached as exhibits hereto. This Report on Form 6-K and the exhibits hereto are not intended to be incorporated by reference into registration statements filed by Deutsche Bank AG under the Securities Act of 1933.

Deutsche Bank also filed with the Securities and Exchange Commission (SEC) its 2023 Annual Report on Form 20-F, which includes as an integral part thereof a version of Annual Report 2023 (the “SEC” version thereof).

The Annual Report 2023 attached as an exhibit hereto (the “non-SEC” version thereof) differs from the version of the SEC version of the Annual Report 2023, in that:

  (i) The financial information presented in the SEC version of the Annual Report 2023 and the Consolidated Financial Statements included therein has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial information presented in the non-SEC Annual Report 2023 and Consolidated Financial Statements included therein, by contrast, has been prepared in accordance with IFRS as issued by the IASB and endorsed by the European Union (EU), including the application of fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU carve-out version of IAS 39. For further information, see Note 1, “Material accounting policies and critical accounting estimates – Basis of accounting – EU carve-out” to the Consolidated Financial Statements of the non-SEC Annual Report 2023.
  (ii) The Consolidated Financial Statements included in the SEC version of the Annual Report 2023 (the “SEC financial statements”) differ from those contained in the non-SEC Annual Report 2022 (the “non-SEC financial statements”) in that (A) Notes 42, 43 and 44 of the non-SEC financial statements, which address non-U.S. requirements, have been deleted, (B) Note 45 of the non-SEC financial statements is set forth as Notes 42 of the SEC financial statements, and (C) Note 43, which addresses U.S. requirements, has been added to the SEC financial statements.
  (iii) The non-SEC Annual Report 2023 contains some sections that have been omitted from the SEC Annual Report 2023, as they contain information which is not required in an Annual Report on Form 20-F filed with the SEC.

Exhibits

Exhibit 99.1: Annual Report 2023.

Exhibit 99.2: Pillar 3 Report 2023.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2023 Annual Report on Form 20-F filed with the SEC, under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

2

Use of Non-GAAP Financial Measures

This document and other documents Deutsche Bank has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of its historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in its financial statements. Examples of its non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
Adjusted profit (loss) before tax, Profit (loss) before tax excluding nonoperating costs	Profit (loss) before tax

Profit (loss) attributable to Deutsche Bank shareholders and additional equity components for the segments, Profit (loss) attributable to Deutsche Bank shareholders for the segments, Adjusted profit (loss) attributable to Deutsche Bank shareholders, Profit (loss) attributable to Deutsche Bank shareholders excluding nonoperating costs

Profit (loss)
Revenues excluding specific items, Revenues on a currency-adjusted basis	Net revenues
Adjusted costs, Costs on a currency-adjusted basis, Nonoperating costs	Noninterest expenses
Cost/income ratio excluding nonoperating costs	Cost/income ratio based on noninterest expenses
Net assets (adjusted)	Total assets
Tangible shareholders’ equity, Average tangible shareholders’ equity, Tangible book value, Average tangible book value	Total shareholders’ equity (book value)

Post-tax return on average shareholders’ equity (based on Profit (loss) attributable to Deutsche Bank shareholders), Post-tax return on average tangible shareholders’ equity (based on Profit (loss) attributable to Deutsche Bank shareholders), Adjusted post-tax return on average tangible shareholders’ equity (based on adjusted profit (loss) attributable to Deutsche Bank Shareholders), Post-tax return on average shareholders’ equity excluding nonoperating costs, Post-tax return on average tangible shareholders’ equity excluding nonoperating costs

Post-tax return on total shareholders’ equity
Book value per basic share outstanding, Tangible book value per basic share outstanding	Book value per share outstanding

For descriptions of these non-GAAP financial measures and the adjustments made to the most directly comparable financial measures under IFRS, please refer to the sections “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of the non-SEC Annual Report 2023 and the SEC Annual Report 2023.

When used with respect to future periods, non-GAAP financial measures used by Deutsche Bank are also forward-looking statements. Deutsche Bank cannot predict or quantify the levels of the most directly comparable financial measures under IFRS that would correspond to these measures for future periods. This is because neither the magnitude of such IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure.

3

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date: March 15, 2024

By:	_/s/ Andrea Schriber____________
Name:	Andrea Schriber
Title:	Managing Director

By:	_/s/ Joseph C. Kopec____________
Name:	Joseph C. Kopec
Title:	Managing Director and Senior Counsel

4